Filed pursuant to Rule 433
May 1, 2008
Registration No. 333-150183

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offer- ing Price Per Share (1)	Proposed Maximum Offering Price (1)	Amount of Registration Fee(1)
Common Stock, $.10 par value	5,906,674	$16.93	$99,999,991	$3,930
(1)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(r) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices for the Registrant’s common stock reported on the New York Stock Exchange on April 30, 2008.  Previously paid in connection with unsold securities registered by the registrant on Form S-3 Registration Statement, File No. 333-117655, filed July 26, 2004.

Pricing Supplement dated May 1, 2008

5,906,674 Shares

Common Stock

Issuer	Omega Healthcare Investors, Inc.

Common stock we are offering	5,906,674 shares.

Common stock outstanding immediately after this offering	75,112,139 shares.

Initial price to public	$16.93 per share.

Trade date	May 1, 2008.

Placement Agent Fee	$750,000.

Settlement date	May 6, 2008.

Last reported NYSE sale price of our shares on April 30, 2008	$17.50 per share.

Estimated proceeds to the Company from this offering, before expenses	Approximately $99,999,991.

Estimated net proceeds to the Company from this offering, after deducting Placement Agent Fee and estimated offering expenses	Approximately $98,749,991.

Placement Agent	Cohen & Steers Capital Advisors, LLC

Use of Proceeds
Our net proceeds from the sale of the shares of common stock, after deducting the placement agent fee and other expenses of this offering payable by us, are estimated to be approximately $98.7 million, assuming a public offering price of $16.93 per share.  We intend to use all of the net proceeds from the offering to repay indebtedness outstanding under our Credit Facility, which had a blended interest rate of 4.0% on outstanding borrowings at March 31, 2008 and which matures on March 31, 2010.  We generally use the funds from our Credit Facility for general corporate purposes, including the acquisition of healthcare-related properties and the funding of mortgage loans secured by healthcare-related properties.

Plan of Distribution:

The fifth and sixth paragraphs under the heading “Plan of Distribution” on page 21 of the preliminary prospectus supplement are superseded by the paragraphs below:

Subject to the terms and conditions of purchase agreements dated May 1, 2008, certain investors, including an affiliate of Cohen & Steers Capital Advisors, LLC, have agreed to purchase, and we have agreed to sell,  5,906,674 shares of our common stock at a negotiated purchase price of $16.93 per share. The purchase agreements provide that the obligations of the purchasers to purchase these shares included in this offering are subject to customary closing conditions. In negotiating the offering price per share of our common stock, we considered the dilution to our stockholders that will result from this offering.

Weeden & Co., LP is acting as settlement agent in connection with the sale of our common stock under the purchase agreements and will receive a fee of $118,133. After paying this fee, the fee to the placement agent and other estimated expenses, we anticipate receiving approximately $98,749,991 in net proceeds from this offering.

Capitalization:

Annex I restates the “Capitalization” section contained in our preliminary prospectus supplement dated April 30, 2008 in order to, among other things, reflect the number of shares offered, the public offering price set forth above and the application of the net proceeds as described under “Use of Proceeds” in the preliminary prospectus supplement.

Omega Healthcare Investors, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.omegahealthcare.com. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.  Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.

Annex I to Pricing Supplement

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

➢	On an actual basis;

➢
On a pro forma basis to reflect $123 million of additional borrowings under our Credit Facility to fund the acquisition of seven SNFs, one assisted living facility and one rehabilitation hospital  all in Ohio and to invest in a mortgage secured by eight SNFs in Maryland for affiliates of CommuniCare that closed on April 18, 2008.

➢
On a pro forma as adjusted basis to give effect to our sale of common stock in this offering at an offering price of $16.93 per share and the application of the approximately $98.7 million of net proceeds (after deducting placement fees and other expenses of this offering) to repay borrowings under our Credit Facility.

This table is only a summary and should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference herein.   See “Incorporation of certain information by reference.”  Amounts are in thousands, except per share data.

	March 31, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted

Cash	$1,516	$1,516	1,516

Debt
Revolving senior secured credit facility (a)	$82,000	$204,963	$106,213
7.00% Notes due 2014	310,000	310,000	310,000
Premium on 7% Notes due 2014	950	950	950
7.00% Notes due 2016	175,000	175,000	175,000
Discount on 7% Notes due 2014	(1,240)	(1,240)	(1,240)
Other long-term borrowings	1,995	1,995	1,995
Total Debt	568,705	691,668	592,918

Stockholders' Equity
Issued and Outstanding - 4,739,500 shares Series D with an aggregate liquidation preference of $118,487,500 as of March 31, 2008	118,488	118,488	118,488
Common Stock $.10 par value:
Authorized - 100,000,000 shares
Issued and Outstanding - 68,996,852 as of March 31, 2008. Additional 5,906,674 shares issued at $16.93.	6,900	6,900	7,491
Additional paid in Capital	834,403	834,403	932,562
Cumulative net earnings	379,374	379,374	379,374
Cumulative dividends paid	(706,609)	(706,609)	(706,609)
Cumulative dividends -redemption	(43,067)	(43,067)	(43,067)
Unamortized restricted stock award	-	-	-
Accumulated other comprehensive income	-	-	-
Total Stockholders' Equity	589,489	589,489	688,239
Total Capitalization	$1,158,194	$1,281,157	$1,281,157

(a)  On an actual basis and as of March 31, 2008, we had $82 million outstanding under our $255 million revolving senior secured credit facility and $2.1 million utilized for the issuance of letters of credit.

The table above excludes:

➢	27,664 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of $ 14.46 per share;

➢	2,686,001 shares of our common stock available for issuance under our dividend reinvestment and common stock purchase plan as of March 31, 2008; and

➢	2,328,990 shares of our common stock available for future grant under our 2000 Stock Incentive Plan and our 2004 Stock Incentive Plan.